UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	01 August 2024 - “Commencement of On-Market Share Buyback Programme”

99.1

Haleon plc: Commencement of On-Market Share Buyback Programme

1 August 2024: Haleon plc (the “Company”, or “Haleon”) announces that, as set out in the 2024 Half year results announcement released today, it is commencing a share buyback programme to purchase ordinary shares of £0.01 each in the Company (the “Shares”) up to an aggregate consideration of £185 million (the “Buyback Programme”), in line with its stated capital allocation priorities.

The Buyback Programme represents the remainder of the £500 million allocated to share buybacks in 2024 announced on 29 February 2024, following completion of the off-market purchase of Shares from Pfizer Inc. announced on 21 March 2024. All Shares purchased by the Company under the Buyback Programme will be cancelled. The purpose of the Buyback Programme is to reduce share capital and is in line with the Company’s capital allocation priorities.

The Company has entered into an arrangement with HSBC Bank plc (“HSBC”) for the purchase by HSBC (acting as principal) of the Shares through daily instructions that may be provided by Haleon during the Buyback Programme. Under the Buyback Programme, Haleon will, subject to applicable law and regulation, have discretion as to whether to provide a daily instruction to HSBC. No daily instructions will be provided by Haleon during its closed periods.

The Buyback Programme commences today and will end no later than 31 December 2024. Under the terms of the Buyback Programme, any purchase of Shares by HSBC will be carried out on the London Stock Exchange.

There is no guarantee that the Buyback Programme will be implemented in full or of the number of Shares that will be bought back by the Company. The Company will make further regulatory announcements in respect of purchases of Shares under the Buyback Programme as they occur.

Notes

The maximum number of Shares that may be purchased under the Buyback Programme is 913,000,000, being the number of Shares the Company is authorised to purchase pursuant to its general authority to make market purchases granted at its Annual General Meeting held on 8 May 2024 (the “AGM Authority”). To date, no Shares have been purchased pursuant to the AGM Authority.

Any purchases of Shares contemplated by this announcement will be effected within certain pre-set parameters. The Buyback Programme will operate in accordance with (i) the AGM Authority; (ii) the assimilated UK Market Abuse Regulation No. 596/2014 and assimilated Commission Delegated Regulation (EU) 2016/1052 (in each case as they form part of law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018) and (iii) Chapter 9 of the UK Financial Conduct Authority’s UK Listing Rules.

Enquiries
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Gemma Thomas	+44 7985 175048
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon

Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: August 01, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary